NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

AUSTRAL PACIFIC ENERGY LTD.
284 Karori Rd.
Karori
Wellington
NEW ZEALAND

AUSTRAL PACIFIC ENERGY LTD.
284 Karori Rd
Karori
Wellington
NEW ZEALAND

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of shareholders of Austral Pacific Energy Ltd. (formerly Indo-Pacific Energy Ltd. and herein the "Company") will be held on Friday, June 25, 2004, at the Urban Health Theatrette, BP House, cnr Customhouse Quay & Johnston Street, Wellington, New Zealand at 2:00 pm (local time) for the following purposes:

ANNUAL MEETING MATTERS

1.	To receive the consolidated financial statements for the year ending December 31, 2003, together with the auditors’ report thereon;

2.	To elect the directors of the Company;

3.	To appoint auditors for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

SPECIAL MEETING MATTER

To consider and if thought advisable, pass an ordinary resolution of disinterested shareholders, to adopt a share option plan, as more particularly set out in the attached Management Proxy Circular, in which 565,000 new option shares will be reserved for issuance, subject to regulatory approval;

OTHER MATTERS

To transact such other business as may properly come before the meeting or any adjournment thereof. (Management is not currently aware of any other business expected to come before the Meeting.)

The Management Proxy Circular and a copy of the 2003 Annual Report, including the consolidated financial statements of the Company for the year ended December 31, 2003, and a Proxy Form accompany this Notice of Meeting. The Management Proxy Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

DATED at Wellington, New Zealand as at May 19, 2004.

By Order of the Board of Directors of

AUSTRAL PACIFIC ENERGY LTD.

David Newman
Chairman of the Board

AUSTRAL PACIFIC ENERGY LTD.
284 Karori Rd
Karori
Wellington
NEW ZEALAND

MANAGEMENT PROXY CIRCULAR
As at April 26, 2004

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Austral Pacific Energy Ltd. (the “Company”) to be voted at the Annual and Special Meeting of the shareholders of the Company to be held at the time and place and for the purposes set out in the accompanying Notice of Meeting and at any adjournment of the Meeting (the “Meeting”).

SOLICITATION OF PROXIES

The enclosed Proxy is solicited by and on behalf of the management of the Company. The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company at a nominal cost. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners (“Non-Registered Shareholders”) of the voting common shares in the capital of the Company (the “Shares”) held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. The cost of solicitation by management will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the Proxy are the Chairman and the Company Secretary of the Company. A shareholder may appoint any other person to attend and act for him or her at the Meeting. To exercise this right, a shareholder must strike out the proxyholder names shown and insert the name of his or her nominee in the space provided.

A shareholder who has deposited a proxy may revoke it in any manner provided by law including by (a) signing a proxy bearing a later date or by any other instrument in writing executed by the shareholder or by a duly authorized attorney, officer, or other representative, and delivering or faxing the same to the same address required for depositing the original proxy, at any time up to and including up to and including the last business day before the time set for the Meeting or any adjournment of it, or to the Chairman of the Meeting before the time set for the start of the Meeting; or (b) attending the Meeting in person and registering with the scrutineer as a registered shareholder personally present.

REGISTERED SHAREHOLDERS

If you are a registered shareholder of the Company, you may vote the Shares you hold in the Company either by attending the Meeting in person or, if you are unable to attend the Meeting in person, by completing, dating and executing the accompanying Proxy Form and depositing it (and any required instrument evidencing authority to sign it) at the office of either of the Company’s Share Registrars (as set out on the Proxy Form) by hand, mail or fax, at any time up to and including 4:00 pm on June 22, 2004 (Pacific Daylight Time (PDT)) (11:00 am on June 23, 2004 (New Zealand time)) or with the Chairman of the Meeting, on the day of the Meeting, before 2:00 pm on June 25, 2004 (New Zealand time).

NON-REGISTERED SHAREHOLDERS

If you are a non-registered shareholder of the Company (ie received these materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan, or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee or any other of the foregoing that holds your security on your behalf (the “Intermediary”)), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Management Proxy Circular as “Non-Registered Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder’s name on the records of the Company. Such Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Non-Registered Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires Intermediaries to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Non-Registered Shareholder by its Intermediary is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the Intermediary) how to vote on behalf of the Non-Registered Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and in Canada. ADP typically applies a special sticker to proxy forms, mails those forms to the Non-Registered Shareholders and requests the Non-Registered Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Non-Registered Shareholder receiving an ADP proxy cannot use that proxy to vote Shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the Shares voted.

Although a Non-Registered Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Non-Registered Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Shares in that capacity. Non-Registered Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Non-Registered Shareholder may request in writing that their broker send to them a legal proxy, which would enable them to attend at the Meeting and vote their Shares.

EXERCISE OF DISCRETION BY PROXIES

The nominees named in the accompanying form of proxy will vote or withhold from voting the Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form of proxy will vote Shares represented by the proxy at their own discretion for the approval of such matter.

Proxy Voting Options

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders may vote by proxy as follows: by hand, mail or fax, by telephone or over the internet.

Non-Registered Shareholders will be provided with voting instructions by their Intermediary, and must follow those instructions in order for their Shares to be voted.

Submitting a proxy by hand, mail or fax or over the internet are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Company named on the form of proxy.

Hand, Mail or Fax

Registered shareholders electing to submit a proxy by hand, mail or fax must complete, date and sign the form of proxy and then return it to the Company’s Transfer Agents (as set out above, and on the form of proxy) or to the Chairman of the Meeting, on the day of the Meeting, before 2:00 pm on June 25, 2004 (New Zealand time).

Telephone

The option to submit a proxy by telephone is offered only in Canada and in the United States. Registered shareholders electing to submit a proxy by telephone require a touchtone telephone. The telephone number to call is 1-888-835-8683. Shareholders must follow the instructions, use the form of proxy received from the Company and provide the I.D. and Code numbers located beside your name on the proxy form on the lower left-hand side. If the I.D. and Code numbers are not on the proxy, they will be on the back of the flyer enclosed with this material. Instructions are then conveyed by use of the touchtone selections over the telephone.

Internet

Registered shareholders electing to submit a proxy over the internet must access the website: http://www.stocktronics.com/webvote.

Registered shareholders must then follow the instructions and refer to the proxy form received from the Company, which contains the I.D. and Code numbers, located on the proxy form. Voting instructions are then conveyed electronically by the shareholder through the internet.

VOTES NECESSARY TO PASS RESOLUTIONS

The Company’s by-laws provide that a quorum for the transaction of business at any shareholders’ meeting is two shareholders or proxy holders present, representing a minimum of five percent of the issued voting Shares in the Company. A simple majority of votes cast at the Meeting is required to pass all resolutions. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

VOTING SHARES AND PRINCIPAL HOLDERS

The Company has an unlimited authorized capital of Common Shares without par value. As of April 19, 2004, the Company had 12,851,947 Common Shares outstanding, each Share carrying the right to one vote. The share transfer books of the Company will not be closed, but the Board of Directors has fixed 5pm, Friday, May 14, 2004 (New Zealand time) as the record date for the determination of shareholders entitled to legal notice of, and/or to vote, at the Meeting and at any adjournment. Only security holders of record at that time are entitled to receive notice of and attend the Meeting, and only shareholders of record at that time are entitled to vote at the Meeting. The Company anticipates that the number of outstanding Shares will not change materially between the date of this Management Proxy Circular and the record date.

To the knowledge of the directors and officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying more than 5% of the voting rights attached to all outstanding Shares of the Company as at April 19, 2004, other than as set out below:

Name	Number of Shares	Percentage of Outstanding Shares
Peter Loretto(1) Vancouver, B.C., Canada Alex Guidi (2) Vancouver, B.C., Canada Trans-Orient Petroleum Ltd. (3) Vancouver, B.C., Canada	1,464,595 1,032,016 852,145	11.40% 8.03% 6.63%

Notes:

(1)
Mr. Loretto is a former director of the Company. Mr. Loretto holds, directly, warrants to purchase a further 336,000 Shares of the Company. Mr. Loretto is a principal shareholder of Trans-Orient Petroleum Ltd. (“Trans-Orient”), and as such Mr. Loretto’s holdings as disclosed include Trans-Orient’s holdings.

(2)	Mr. Guidi is a former director and promoter of the Company. Mr. Guidi holds, directly, warrants to purchase a further 512,000 Shares of the Company.

(3)
Trans-Orient is a public company traded on the OTC Bulletin Board in the United States. Mr Zinkhofer and Dr Bennett are former directors of Trans-Orient. Trans-Orient holds, directly, warrants to purchase a further 1,394,595 Shares of the Company.

20 Largest Registered Holders of Common Shares as at 19 April 2004

Name of Registered Holder	Country of Residence	Common Shares
CDS & Co (1)	Canada	3,795,614	29.53%
Cede & Co (1)	USA	3,621,684	28.18%
Trans-Orient Petroleum Ltd.	Canada	852,145	6.63%
New Zealand Central Securities Depository Ltd (1)	New Zealand	421,000	3.28%
Exploration Capital Partners Ltd	USA	300,000	2.33%
Nessock Custodians Limited (1) (2)	New Zealand	246,297	1.91%
Dagger Nominees Limited (2)	New Zealand	192,404	1.50%
Hubbard Churcher Trust Management Ltd (2)	New Zealand	154,075	1.20%
Helicopters (NZ) Limited (2)	New Zealand	148,149	1.15%
JH Oakley (2)	New Zealand	116,700	0.91%
Terrace Nominees Limited (2)	New Zealand	77,778	0.61%
RA Brierley (2)	New Zealand	74,075	0.58%
Ghurka Investments Limited (2)	New Zealand	74,075	0.58%
Powmar Investments Limited (2)	New Zealand	55,556	0.43%
G Barfoot	New Zealand	50,000	0.39%
Envoy Investments Limited	New Zealand	50,000	0.39%
Primdonn Nominees Pty Limited	Australia	50,000	0.39%
Prime Finance Limited	New Zealand	50,000	0.39%
Custodial Services Limited	New Zealand	45,500	0.35%
TOTALS		10,375,052	80.74%
Notes:

(1)	These shareholders hold shares on behalf of numerous beneficial shareholders, each such shareholder being entitled to exercise their shareholding rights individually.

(2)	These shareholdings are wholly or partially restricted from transfer until 6 May 2004.

FINANCIAL STATEMENTS

The consolidated financial statements of the Company for the year ended December 31, 2003 and the report of the auditor thereof will be placed before the Meeting. The audited financial statements and the report of the auditor were mailed to shareholders with the Notice of Meeting and this Management Proxy Circular. Additional copies may be obtained from the Secretary of the Company upon request and will be available at the Meeting. They are also available for download at the Canadian securities regulatory administrators website at www.SEDAR.com.

APPOINTMENT OF AUDITORS

KPMG Recommended for 2004

A change of auditor was technically required with effect from December 31, 2003, due to internal restructuring of the Company’s then current auditor, BDO Spicers of Wellington, New Zealand, who had been auditors of the Company since 2001. BDO Dunwoody LLP, another member of the BDO international group, was appointed by the Board of Directors.

The Board of Directors of the Company recommends the appointment of KPMG, Chartered Accountants, as auditors of the Company. The auditors are engaged to report to the shareholders so therefore the resolution shall be deemed to authorize the Board to agree to their remuneration.

The named proxyholders, unless directed otherwise by the shareholders completing the proxy, intend to vote for the appointment of KPMG, Chartered Accountants, as auditors of the Company to hold office until the next annual meeting of the Company, and to authorise the directors to fix their remuneration.

A change of auditors requires certain documentary formalities to confirm to shareholders that there were no reportable differences between management and the auditors which necessitated the change. Attached as schedules hereto are the Certificate of Officer, Notice of change of auditors, letters from the two BDO affiliates (Spicers and Dunwoody) as well as the letter from KPMG dated 26 April, 2004 confirming that the changes of auditors are not the consequence of any reportable difference in financial statements, presentation or limitations of auditor scope.

ELECTION OF DIRECTORS

The Articles of the Company provide that the number of directors of the Company will be a minimum of three and a maximum of 11. The directors have established the number of directors of the Company to be elected at the Meeting as six (6).

Each director elected holds office until the conclusion of the next annual meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the By-Laws of the Company or the provisions of the Business Corporations Act (Yukon) or if he or she becomes disqualified to act as a director. Consequently, the term of office of each of the current directors will end at the conclusion of the Meeting.

The following table sets out the names of management’s 6 nominees for election as director, all offices in the Company each nominee now holds, each nominee’s principal occupation, the period of time during which each nominee has been a director of the Company and the number of Shares of the Company beneficially owned, directly or indirectly, or over which each nominee exercised control or direction, as at April 19, 2004 and December 31, 2003:

Name, Position and Municipality of Residence(1)	Period during which has Served as a Director of the Company	Shares Beneficially Owned or Controlled(1) As at 19 April 04 As at 31 Dec 03
Dr. David Bennett Company Executive Wellington, New Zealand Chief Executive Officer, and President	Oct 30, 1996 to Sept 26, 2003	74,545(3)	30,100
Ronald Luigi Bertuzzi Retired Sales Manager Vancouver, British Columbia, Canada Director	Oct 2, 1992 to Oct 30, 1996 Mar 31, 1998 to present	5,358(4)	5,358
Garth Evan Johnson(2) CFO – DLJ Management Corp. Vancouver, British Columbia, Canada Director	May 28, 2003 to present	2,580(5)	2,580
David Newman(2) Company Director Paraparaumu, New Zealand Director, Chairman of the Board	Sept 26, 2003 to present	20,000(6)	Nil
Peter Purcell Tapper(2) Company Director Pakuranga, Auckland New Zealand Director, Chairman of Audit Committee	Sept 26, 2003 to present	5,000(7)	Nil
Bernhard Josef Zinkhofer Lawyer Richmond, British Columbia, Canada Director	Mar 27, 2001 to present	43,800(8)	39,000

Notes:

(1)
The information as to country of residence, principal occupation and Shares beneficially owned or over which a director exercises control or direction has been furnished by the respective directors individually.

(2)	Denotes member of Audit Committee.

(3)
Held on behalf of the DJ and JM Bennett Family Trust, and as to 600 Shares, by Dr. Bennett’s spouse. The Trust also holds warrants to purchase a further 22,223 Shares. Dr. Bennett holds options to purchase 900,000 Shares of the Company (600,000 of which vest over eighteen months and vesting of 300,000 of which is dependent on company performance), and his spouse holds options to purchase 150,000 Shares of the Company vesting over eighteen months.

(4)	Mr. Bertuzzi holds options to purchase 50,000 Shares of the Company, vesting over eighteen months.

(5)	Mr. Johnson holds options to purchase 10,000 Shares of the Company, vesting over eighteen months.

(6)	Mr. Newman holds options to purchase 25,000 Shares of the Company, vesting over eighteen months, and warrants to purchase a further 10,000 Shares.

(7	Mr. Tapper holds options to purchase 25,000 Shares of the Company, vesting over eighteen months, and warrants to purchase a further 2,500 Shares.

(8)	Mr. Zinkhofer holds options to purchase 75,000 Shares of the Company, vesting over eighteen months.

The names of further nominees for election may come from the floor at the Meeting. The Company has received no other nominations for election to the Board of Directors or any other shareholders’ proposal as permitted by section 138 of the Business Corporations Act (Yukon).

The Company’s Board of Directors does not contemplate that any of its nominees will be unable to serve as a director.

The Company does not have an executive committee of its directors.

Information Regarding Management’s Nominees for Election to the Board of Directors

The biographical summaries noted below have been supplied by the respective nominees:

Dr. Bennett has been an officer of the Company since October 1996, being appointed as Chief Executive Officer on October 30, 1996. Dr. Bennett received a Bachelor of Arts (Natural Sciences) from Cambridge University in 1968 and a Master of Science in Exploration Geophysics from the University of Leeds in 1969. In 1973, Dr. Bennett received his doctorate in Geophysics from the Australian National University and from 1973 to 1975 conducted post-doctoral research at the University of Texas (Dallas). From 1975 to 1977, Dr. Bennett was a post-doctoral fellow and lecturer at the Victoria University of Wellington, New Zealand. From 1977 to 1982, Dr. Bennett was employed by the Department of Scientific and Industrial Research, Government of New Zealand and from 1982 to 1994 was employed as geophysicist, exploration manager and finally general manager by New Zealand Oil and Gas Ltd. Dr. Bennett was an independent consultant from 1994 to 1996 when he joined the Issuer and other associated companies.

From April 1997, Dr. Bennett was the President and a Director of Trans-Orient Petroleum Ltd. In 2000, Dr. Bennett resigned the position of President of Trans-Orient Petroleum Ltd, and in 2001 resigned as a member of the board of directors of that company. He was also, from April 1997 to April 2001, a member of the board of directors of Durum Cons. Energy Corp. (since re-named TAG Oil Ltd.), and from June 1998 to January 2003, a member of the board of directors of AMG Oil Ltd. Dr. Bennett was a director of the Company from October 1996 to September 2003, when he resigned to allow 2 independent New Zealand directors to be appointed, before the New Zealand public offer commenced.

Mr. Bertuzzi received a Bachelor of Economics from the University of British Columbia in 1965 and has worked in the medical sales and product development industries since that time. He has recently retired but for the 10 years previous, Mr. Bertuzzi was a sales manager with El Rad Services of Vancouver, B.C. in Canada.

Mr. Bertuzzi is a past member of the board and a past President of Gondwana Energy, Ltd. and is a past member of the board of AMG Oil Ltd. The Board considers that Mr. Bertuzzi will be an Independent Director if re-elected.

Mr. Zinkhofer was educated at the universities of Calgary (B.Comm-1977) and Victoria (LL.B-1983) and is accredited as a Chartered Accountant (1980) and as a lawyer (1984). He has practised law as a partner at the law firm of Lang Michener LLP in their Vancouver, British Columbia office since 1992.

Mr. Zinkhofer also serves or has served as a director of Trans-Orient Petroleum Ltd (1997 - 2003), TAG Oil Ltd. (previously called Durum Cons. Energy Corp.) (1997 - 2003), Strategic Technologies Inc. (1995 to present), Helijet International Corp. (1996 to present), Foran Mining Corp. (1997 - 2000), Caliente Capital Corp. (1999 - 2003), Verida Internet Corp. (1999 - 2001) and Arrabbiata Capital Corp. (2002 to present). The Board considers that Mr. Zinkhofer will be an Independent Director if re-elected, notwithstanding that his law firm is one of several law firms providing legal services to the Company.

Mr. Johnson has been employed by an affiliate of the Company, TAG Oil Ltd. (“TAG”), since 1997 as a corporate accountant and became TAG’s Chief Financial Officer in 2000 and a director in 2001. Mr. Johnson has been engaged in the administration of private and public companies since 1995 and is a Certified General Accountant.

Mr. Johnson also serves as CFO, Corporate Secretary and a director of Trans-Orient Petroleum Ltd. and TAG Oil Ltd., and is a former Treasurer and Corporate Secretary of Gondwana Energy, Ltd. The Board considers that Mr. Johnson will be an Independent Director if re-elected, notwithstanding that he is employed by DLJ Management Ltd. which receives US$1500 per month for administration services to the Company.

Mr. Newman is a Chartered Accountant and is recently retired as Chief Executive Officer of the Institute of Directors in New Zealand, after 6 years. He previously had a 22 year career with British Petroleum, culminating in four years as Chief Executive and Managing Director of BP New Zealand-Limited (1990 - 1994).

Mr. Newman’s current directorships include Chairman of Finmedia Limited (director since Dec 1999), and of Wellington International Airport Limited (director since Dec 1998), and Deputy Chairman of Infratil Limited (director since Feb 1994). Mr. Newman’s past directorships have included Chairman of Norwich Union and State Insurance Group in New Zealand, Chairman of the NZ Refining Company Limited, a member of the advisory board of BP Australia and a director of New Zealand Post Limited. The Board considers that Mr. Newman will be an Independent Director if re-elected.

Mr. Tapper has an honours degree in Civil Engineering from the University of Auckland, New Zealand and he has had a career in the oil and gas industry, working for Royal Dutch Shell for 34 years (1956 - 1990). Mr. Tapper’s career included a large number of overseas postings, working in Holland, Brunei, Indonesia, USA, Qatar, UK and Australia, and he is widely recognized for his extensive experience and expertise in offshore and large condensate fields. While employed by Shell, Mr. Tapper held senior management positions, which included Deputy Managing Director (and Technical Director) of Shell Brunei and (on secondment from Shell) Executive General Manager of Woodside Offshore Petroleum (the operator of the North West Shelf Project, a joint venture between Shell, BP Chevron, BHP, Mitsubishi and Mitsui, and Woodside). Mr. Tapper’s past directorships have included Dawson Group, and Chairman of Coplex Resources Limited. He is a Trustee of the Dilworth Board, a Fellow of the Institute of Engineers (Aust), a Fellow of the Institute of Petroleum (UK), a Chartered Engineer (UK) and a Member of the Institute of Professional Engineers of New Zealand. The Board considers that Mr. Tapper will be an Independent Director if re-elected.

EXECUTIVE COMPENSATION

A. Executive Officer Definition

"Named Executive Officer" means the Chief Executive Officer and the Chief Financial Officer, as well as each of the Company's three highest compensated Executive Officers, other than the CEO and CFO, providing their compensation is at least $150,000(Cdn) per annum.

B. Summary of Executive Compensation

In fiscal 2003, the Company had, in addition to its “Named Executive Officers” (of which the Company had four, namely Dr David Bennett, its CEO and President, Jenni Lean, its Commercial Manager and a director of certain subsidiaries, Nigel Robinson, its CFO, and Terry Russell, its Exploration Manager), one Executive Officer: Jeanette Watson, the Company Secretary. The Chair of the Company does not perform his functions on a full-time basis, and therefore is not defined as an Executive Officer.

The following table summarizes the compensation paid during the last three fiscal years to Named Executive Officers of the Company:

SUMMARY COMPENSATION TABLE

Named Executive Officer and Principal Position	Year Ended	Annual Compensation			Long-Term Compensation
					Awards		Payouts
		Salary (US$)	Bonus (US$)	Other Annual Compen -sation (US$)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (US$)	LTIP Payouts (US$)	All Other Compen -sation (US$)
Dr. David Bennett President, CEO	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	197,165 152,177 112,000	Nil 400,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jenni Lean Commercial Manager	2003 2002 2001	Nil 104,179 60,835	Nil Nil Nil	111,634 Nil Nil	Nil 126,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Terry Russell(1) Exploration Manager	2003	Nil	Nil	136,962	10,000	Nil	Nil	Nil
Nigel Robinson(2) CFO	2003	Nil	Nil	13,703	Nil	Nil	Nil	Nil

Notes:
(1)	Mr. Russell was employed by the Company from February 2003.
(2)	Mr. Robinson was employed by the Company from September 2003.

In 2003, the independent directors of the Company were entitled to receive Cdn$200 per meeting cash compensation for services rendered in their capacity as directors of the Company, and the Chairman US$10,000per year. From September 2003, the Chairman (if non-executive) receives US$25,000 per year, the chairman of the audit committee receives US$20,000 per year and each other non-executive director (except Mr. Zinkhofer) receives US$5000 to US$7,500 per year. To September 2003, the non-executive directors received Cdn$2,600 in per meeting payments (Cdn$2,000 in 2002) and the Chairman received US$5,000 (US$10,000 in 2002). From September 30 to December 31, 2003, the directors received a total of Cdn$19,905.

In April 2004, the Board of directors established a compensation committee, consisting of Mr. Newman (Committee Chair), Mr. Johnson and (upon election) Dr. Bennett, to review and recommend to the Board on matters relating to compensation of directors and management.

C. Options

Options to purchase Shares were granted during the year ended December 31, 2003 to the following Named Executive Officers, directors or other officers of the Company

Name	No. of Securities under Option granted in Year	% of Total Options Granted to Directors and Officers in Financial Year	Exercise or Price of Security (USD)	Market Value of Securities underlying Options on Date of Grant	Expiration Date
David Newman	25,000	50%	$1.25	$1.06	Oct 15, 2008
Peter Tapper	25,000	50%	$1.25	$1.06	Oct 15, 2008

All such options were granted on October 15, 2003, under substantially the same terms as the vesting options agreement of July 6, 2000, except that all vestings were accelerated to be completed by April 15, 2005. The market price for the securities in the 30 days preceding the date on which the options were granted ranged from a high of $1.20 to a low of $0.88.

No stock options were exercised by any Named Executive Officers, directors or other officers during the year ended December 31, 2003. The value of unexercised ‘in the money options’ at December 31, 2003, was US$982,250 (nil in 2002).

D. Termination of Employment, Change in Responsibilities and Employment Contracts

The following employment contracts exist between the Company’s subsidiary and the Named Executive Officers:

Contract of Employment dated November 21, 2001, between David Bennett and Austral Pacific Energy (NZ) Limited;
Contract for Services dated April 12, 2003, between Jennifer Lean and Austral Pacific Energy (NZ) Limited;
Contract of Employment dated August 29, 2003, between Nigel Robinson and Austral Pacific Energy (NZ) Limited;
Individual Employment Agreement dated December 12, 2002, between Terence Russell and Austral Pacific Energy (NZ) Limited.

The compensatory plan(s) or arrangement(s), with respect to any Named Executive Officer where the NEO is entitled to receive more than Cdn$100,000 from the Company, resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s Responsibilities following a change in control are as follows:

David Bennett is entitled to receive six months’ notice of termination, and upon termination (without cause), payment at the rate of 2 months’ pay per year of service (limited to a maximum of 24 months’ pay) from 1 October 1997.

E. Other

No financial assistance has been given to any shareholder, director, officer, or employee of the Company or a subsidiary of the Company, during the fiscal year ended December 31, 2003.

The Company indemnifies and insures its directors against liability to other parties (excluding a claim by the Company itself) that may arise from their position as directors. The indemnification requires that the director acted honestly and in good faith with a view to the best interests of the Company, and that he had reasonable grounds for believing that his conduct was lawful. A director may also claim indemnification for a claim by the Company itself where the director has acted in good faith, but such indemnification requires the approval of the Court. During the year ended December 31, 2003, the Company also had in place a standard Directors & Officers Liability Insurance policy on behalf of every past, present or future director, secretary or officer for the Company and its subsidiary companies, against liabilities to other parties that may arise from their positions with the Company or its subsidiaries. The insurance does not cover liabilities arising from criminal actions. The limit of liability is NZ$10million. The insurance contract is subject to a deductibility of NZ$25,000 per claim. The premium payment was NZ$87,000. From November 2003, the Company also had in place an extension of such policy, covering liability of the directors (but not the Company) for issuance of the Prospectus dated November 14, 2003, at a premium payment of NZ$15,000. No premium amounts were paid by an individual director or officer.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

At December 31, 2003, and at the date hereof, there were no monies owing to the Company by any director or officer of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or officers of the Company or its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No current, past or proposed director or officer of the Company, nor their affiliates or associates, having any material or substantial interest, whether by way of beneficial ownership of the Company’s securities or otherwise, has a vote on any matter to be acted on at the Meeting other than the election of directors or appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no current, past or proposed director or officer of the Company, nor their affiliates or associates, having any material or substantial interest in the Company’s securities or otherwise, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, or any subsidiaries, except as disclosed herein or in a previous information circular mailed to shareholders:

In fiscal 2003, office rents of US$32,741 were paid to a family trust controlled by David Bennett. These amounts were fair market payments.

In fiscal 2003, Lang Michener LLP, the law firm in which Bernhard Zinkhofer is a partner, performed legal services for the Company, and was paid US$95,980 in fees for such services.

In fiscal 2003, DLJ Management Ltd., a financial services firm of which Garth Johnson is an employee, performed financial services for the Company, and was paid US$9,454 in fees for such services.

In December 2003, the Company reached an agreement in principle with Trans-Orient, which then held just over 10% of the Company’s Shares, whereby the Company would extend the term of 836,845 Series A Warrants held by Trans-Orient from December 31, 2003 to January 5, 2005 in consideration of Trans-Orient agreeing that the extended Series A Warrants shall be:

(i) increased as to exercise price by US$0.10 per Share (to US$1.50 per Share); and
(ii) exercisable into Shares only (they were previously exercisable into a Share plus a Series B Warrant which was itself exercisable into an additional Share at a price of US$2.50 per share).

In June 2003, Dave Bennett and Jenni Lean, as trustees for a family trust, purchased 60,000 Special Class shares in the Company’s wholly-owned subsidiary at a price of US$0.80. These shares converted into 44,445 shares and 22,223 warrants of the Company at a price of US$1.10 in conjunction with the Company’s 2003 New Zealand public offering of US $1.37 shares (with half-warrants) which completed on January 5, 2004.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Share Option Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company to act in the best interests of the Company, management of the Company proposes that shareholders adopt a share option plan (the “Plan”). Under the Plan, a total of 1,920,000 Shares of the Company (14.94% of total issued shares) will be reserved for share incentive options to be granted at the discretion of the Company’s board of directors to eligible optionees (the "Optionees"). At the date of this Management Proxy Circular, an aggregate of 1,355,000 incentive options is outstanding. These existing options will be treated as if part of the Plan, if adopted, except primarily, that the existing vesting schedule applicable to these options will prevail, notwithstanding the vesting provisions of the Plan.

The number of Shares reserved for issuance under the Plan requires shareholder and TSX Venture Exchange (“TSX-V”) approval. Shareholders will be asked to approve an ordinary resolution of disinterested shareholders that the Plan be adopted and that 565,000 options be reserved under the Plan (for an aggregate of 1,920,000 options altogether).

Eligible Optionees

Under the policies of TSX-V, to be eligible for the issuance of a stock option under the Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to the Company or its subsidiary at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly-owned by individuals eligible for an option grant. If the option is granted to a non-individual, the Company must provide the

TSX Venture Exchange (the “TSX-V”) with an undertaking that it will not permit any transfer of its securities, nor issue further securities, to any other individual or entity as long as the incentive stock option remains in effect without the consent of TSX-V.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a)	all options granted under the Plan are non-assignable and non-transferable and be exercisable for a period of up to 5 years;

(b)
for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

(c)
if an Optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days after the date such Optionee ceases to be employed as an officer or director, or within 30 days if the Optionee is engaged in investor relations activities and ceases to be employed to provide investor relations activities;

(d)
the minimum exercise price of an option granted under the Plan must not be less than the Discounted Market Price (as defined in the policies of TSX-V- generally a discount not exceeding 15% of the then-prevailing market price);

(e)	no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed Shares of the Company in a one year period; and

(f)	the Company must obtain “disinterested shareholder approval” (described below) before decreasing the exercise price of options previously granted to Insiders.

The Company must obtain "disinterested shareholder approval” to the Plan as presented to the Meeting, because it allows:

(i)	the aggregate number of options granted to Insiders of the Company (being directors and senior managers and their associates) to exceed 10% of the Company’s outstanding listed Shares; and

(ii)	the aggregate number of options granted to Insiders of the Company within a one year period to exceed 10% of the Company’s outstanding listed Shares; and

(iii)	the aggregate number of options granted to any one Insider and such Insider’s associates within a one-year period to exceed 5% of the Company’s outstanding listed Shares.

Disinterested Shareholder Approval

For purposes of this resolution, an aggregate of 156,283 Shares held by Service Providers and their associates (as defined in the British Columbia Securities Act) who are also Insiders will not be voted at the Meeting. However, if this resolution does not pass by disinterested shareholder approval, then a second vote will be held where Insiders and their associates will be permitted to vote on a resolution to adopt the Plan, amended to require grants of options to remain below the thresholds set out in (i) to (iii) above.

“Service Provider” means a director, employee or permitted consultant of the Company.

“Disinterested Shareholder Approval” means the approval by a majority of the votes cast by all shareholders of the Company at the shareholders’ meeting excluding votes attached to listed Shares beneficially owned by "Service Providers" who are Insiders of the Company to whom options may be granted under the Plan (and includes the Associates of those Service Providers).

“Ordinary Resolution” is a resolution passed by the shareholders of a company at a general meeting by a simple majority of the votes cast in person or by proxy.

Recommendation

The Company is of the view that the Plan provides the Company with the flexibility necessary to attract and maintain the services of senior executives and other employees and consultants in competition with other businesses in the industry. A full copy of the Plan will be available for inspection at the Meeting. The board of directors will also have the authority to amend the Plan to reduce, but not increase the benefits to its participants if in their discretion it is necessary or advisable in order to obtain any necessary regulatory approvals.

In January 2004, the Company listed on the TSX-V and one of the TSX-V’s policies (with which the Company must comply) requires that the Company have a stock option plan. Accordingly, the Board of Directors recommends that the adoption of the Plan be approved, which is very similar to the way the Company has granted options in the past.

The Plan, if approved by majority vote at the Meeting, will be filed with the TSX-V for approval, and it is not anticipated that the Plan will not be acceptable to the TSX-V.

OTHER MATTERS

The management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting. If any other matters properly come before the Meeting, the Shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy, subject to instructions on the face of the Proxy to the contrary.

SHAREHOLDER PROPOSALS

Shareholder proposals to be considered for inclusion in the management proxy circular for the 2005 annual meeting of the Company (expected to be held in June 2005) must be received by the Secretary of the Company on or before the close of business on March 25, 2005.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Management Proxy Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized, by the Board of Directors of the Company.

CERTIFICATE

The foregoing including any schedule hereto contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated nor has anything been omitted which makes any statement misleading.

DATED at Wellington, New Zealand, April 26, 2004

David Newman
Chairman of the Board

Interested parties can contact Jenni Lean, Commercial Manager, at Karori, Wellington, New Zealand,
telephone number: 64 4 4762 717, fax number: 64 4 4760 120.

SCHEDULE A

CHANGES OF AUDITOR –YEARS 2003, 2004

AUSTRAL PACIFIC ENERGY LTD.
(THE “COMPANY”)

CERTIFICATE OF OFFICER (Amended)

In connection with the proposed changes of auditors of the Company from BDO Spicers, New Zealand, to its Canadian affiliate, BDO Dunwoody LLP, effective fiscal 2003 and subsequently for fiscal 2004 to KPMG , I, David John Bennett, President and Chief Executive Officer of the Company, hereby certify for and on behalf of the Company that the Audit Committee and the Board of Directors of the Company have reviewed the Company’s Notice of Change of Auditor dated 9th January, 2004, to BDO Spicers and BDO Dunwoody LLP and the further such Notice dated April 23rd, 2004 to the latter firm as well as KPMG and their respective responses thereto, copies of which are attached hereto.

DATED at Wellington, New Zealand, January 22nd, 2004, amended April 26th, 2004.

__________________________________________________
David John Bennett
President and Chief Executive Officer

AUSTRAL PACIFIC ENERGY LTD.
Austral Pacific House, 284 Karori Road
Karori, Wellington, New Zealand 6033

AMENDED NOTICES OF CHANGES OF AUDITORS

TO:	BDO SPICERS, Chartered Accountants
AND TO:	BDO DUNWOODY LLP, Chartered Accountants
AND TO:	KPMG, Chartered Accountants

NOTICES ARE HEREBY GIVEN that, on the advice of the Audit Committee of the Company, the Board of Directors of the Company resolved with effect from 31 December 2003 and April 23rd, 2004 that:

The resignation of BDO Spicers, Chartered Accountants, on 31 December 2003, as auditor of the Company be accepted, and BDO Dunwoody LLP, Chartered Accountants, be appointed as auditor of the Company to be effective 31 December 2003, to hold office until the next annual meeting at a remuneration to be fixed by the directors, and that the resignation of BDO Dunwoody LLP, Chartered Accountants, be accepted, and

KPMG, Chartered Accountants, be appointed as auditor of the Company for 2004, to hold office until the next annual meeting at a remuneration to be fixed by the directors.

In accordance with National Policy Statement 31 (“NPS 31”) we confirm that:

BDO Spicers was asked to resign as auditor of the Company to facilitate the appointment of its Canadian affiliate BDO Dunwoody LLP, a national firm with offices in British Columbia, Canada but that the resignation of BDO Dunwoody was requested to facilitate the appointment of KPMG, an international accounting firm with an extensive United States SEC practice;

Neither BDO Spicers nor BDO Dunwoody have expressed any reservation in its reports for the two most recently completed fiscal years of the Company, nor for the period from the most recently completely period for which BDO Spicers or BDO Dunwoody issued an audit report in respect of the Company and the date of this Notice;

the resignation of BDO Spicers, appointment and resignation of BDO Dunwoody LLP and appointment of KPMG as auditor of the Company for 2004 were considered and approved by the Audit Committee and the Board of Directors of the Company;

in the opinion of the Board of Directors of the Company, no “reportable event” as defined in NPS 31 has occurred in connection with the audits of the two most recently completed fiscal years of the Company, nor any period from the most recently completed period for which BDO Spicers or BDO Dunwoody issued an audit report in respect of the Company and the date of this Notice; and

the Notice and Auditor’s Letters have been reviewed by the Audit Committee and the Board of Directors.

Dated this 9th day of January, 2004 and amended this 23rd day of April, 2004.

Austral Pacific Energy Ltd.

Per:
__________________________________________________
David John Bennett
President and Chief Executive Officer

BDO House 99-105 Customhouse Quay PO Box 10 340 Wellington, New Zealand Tel: 04 472 5850 Fax: 04 473 3582 DV SP20033 partners@wig.bdospicers.com www.bdospicers.com

13 January, 2004
British Columbia Securities Commission
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4

Dear Sirs:

Change of Auditor of Austral Pacific Energy Ltd. (the “Company”)

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated 9 January, 2004 given by the Company to ourselves and BDO Dunwoody LLP, Chartered Accountants.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours truly,
BDO SPICERS, CHARTERED ACCOUNTANTS

Wellington Member Firms in Bay of Islands Auckland Hamilton, Rotorua Christchurch Invercargill	Partners R.M. Barlow P.G. Hodson Consultants A. Goldman Principals D.P. Haines	R.H. Farrant V. Wu R. Kirker M..K. Rania

BDO Dunwoody LLP Chartered Accountants and Consultants	600 Park Place 666 Burrard Street Vancouver, BC, Canada V6C 2X8 Telephone: (604) 688-5421 Telefax: (604) 688-5132 E-mail: vancouver@bdo.ca www.bdo.ca

January 9, 2004
British Columbia Securities Commission
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4

Dear Sirs:

Re: Austral Pacific Energy Ltd. (the “Company”)

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated 9 January, 2004 given by the Company to ourselves and BDO Spicers, Chartered Accountants.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours truly,
BDO Dunwoody LLP

Chartered Accountants

BDO Dunwoody LLP Chartered Accountants and Consultants	600 Park Place 666 Burrard Street Vancouver, BC, Canada V6C 2X8 Telephone: (604) 688-5421 Telefax: (604) 688-5132 E-mail: vancouver@bdo.ca www.bdo.ca

April 23, 2004
British Columbia Securities Commission
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4

Dear Sirs:

Change of Auditor of Austral Pacific Energy Ltd. (the “Company”)

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated April 23, 2004 given by the Company to ourselves and KPMG, Chartered Accountants.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours truly,
BDO DUNWOODY LLP, CHARTERED ACCOUNTANTS

By:    ___________________________________________
          Don de Jersey

Office Address KPMG Centre 135 Victoria Street Wellington New Zealand	Mail Address P.O. Box 996 Wellington New Zealand	Telephone: (04) 382-8800 Fax No. (04) 802-1233

26 April, 2004

British Columbia Securities Commission
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4

Dear Sirs:

Change of Auditor of Austral Pacific Energy Ltd. (the “Company”)

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated April 23, 2004 given by the Company to ourselves and BDO Dunwoody LLP, Chartered Accountants.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours truly,
KPMG

Andrew Dinsdale
Partner

	Offices at:	Assocaite Firms at:

Member Firm of KPMG International	Auckland Raratonga Christchurch Hamilton Tauranga Wellington	Dunedin Milton Gaborne Napier New Plymouth Palmerston North	Invercargill Gore Otautau Queenstown Winton

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